EXHIBIT 12

INTERNATIONAL PAPER COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED

STOCK DIVIDENDS

(Dollar amounts in millions)

(Unaudited)

	For the Years Ended December 31,
TITLE	2002	2003	2004	2005	2006
A) Earnings (loss) before income taxes, minority interest, extraordinary items and accounting changes	$174.0	$89.0	$376.0	$286.0	$3,188.0
B) Minority interest expense, net of taxes	(44.0)	(79.0)	(24.0)	(9.0)	(17.0)
C) Fixed charges excluding capitalized interest	987.7	943.8	859.7	752.0	724.5
D) Amortization of previously capitalized interest	42.6	40.8	40.3	39.2	34.8
E) Equity in undistributed earnings of affiliates	20.5	3.1	(13.4)	9.7	(5.8)
F) Earnings (loss) before income taxes, extraordinary items, accounting changes and fixed charges	$1,180.8	$997.7	$1,238.6	$1,077.9	$3,924.5
Fixed Charges
G) Interest and amortization of debt expense	$795.9	$801.8	$780.3	$680.8	$651.4
H) Interest factor attributable to rentals	76.8	74.9	63.9	61.2	60.2
I) Preferred dividends of subsidiaries	115.0	67.1	15.5	10.0	12.9
J) Capitalized interest	11.9	8.0	9.7	13.7	20.7
K) Total fixed charges	$999.6	$951.8	$869.4	$765.7	$745.2
L) Ratio of earnings to fixed charges	1.18	1.05	1.42	1.41	5.27

Note: Dividends on International Paper’s preferred stock are insignificant. As a result, for all periods presented, the ratios of earnings to fixed charges and preferred stock dividends are the same as the ratios of earnings to fixed charges.